UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Stratasys Ltd. (“Stratasys” or the “Company”) hereby notifies its shareholders that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Monday, February 25, 2013. The record date for the determination of the holders of Stratasys’ ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), entitled to vote at the Meeting is Friday, January 18, 2013.

At the Meeting, Stratasys’ shareholders will be asked to vote on the following:

1.     The ratification of (i) the election of Mr. Eyal Desheh and Mr. Victor Leventhal as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Companies Law, and (ii) the terms of their compensation.

2.     The  authorization of the appointment of Mr. S. Scott Crump, the Chairman of the Company, as the Chief Innovation Officer of the Company reporting directly to the Executive Committee of the Board of Directors of the Company.

3.     An amendment to the Company’s 2012 Omnibus Equity Incentive Plan to increase the pool of shares available under that 2012 Plan from 2.5 million ordinary shares to 4 million ordinary shares.

4.     The transaction of such other business as may properly come before the meeting or any postponement or adjournment thereof.

The Board of Directors of Stratasys recommends that Stratasys’ shareholders vote in favor of all of the above proposals.

The presence in person or by proxy of two or more shareholders possessing at least a majority of Stratasys’ voting rights will constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Monday, March 4, 2013 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. Approval of the each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions) at the Meeting (or at any adjournment thereof).  In addition, the approval of each of proposals 1 and 2 requires the approval of a special majority, as follows:

The approval of proposal 1 requires that either:

•                  the majority voted in favor of the ratification of the election and terms of compensation of the external directors includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election and compensation of the external directors, (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the ratification of the election and terms of compensation of the external directors does not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of proposal 2 requires that either:

•                  the majority voted in favor of the authorization of the appointment of Mr. Crump as Chief Innovation Officer includes a two-thirds majority of the shares held by non-controlling shareholders who do not have a personal interest in the appointment (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders voted against the authorization of the appointment of Mr. Crump as Chief Innovation Officer does not exceed two percent (2%) of the aggregate voting rights in the Company.

Stratasys will soon provide to its shareholders a proxy statement describing the time and place, and other logistical information related to the Meeting, and the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.

Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Company on January 14, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: January 14, 2013	By:	/s/ S. Scott Crump
Name: S. Scott Crump
Title: Chairman